ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 675-7640      Fax:  (604) 687-4212

News Release

ACREX AMENDS TERMS OF MICHAUD PROPERTY AGREEMENT

January 21, 2003

          AKV:TSX Venture Exchange

Acrex Ventures Ltd. (the “Company”) has signed a letter agreement with Moneta Porcupine Mines Inc. (“Moneta”) amending the terms of the September 1, 2001 Agreement between the Company and Moneta – pursuant to which the Company has been working to earn an interest in the Golden Highway project east of Timmins.

The principal terms of the amendment are:

1.

The Property will be divided into two separate areas.  The area hosting the South and Southwest zones contains the inferred resource established by Barrick in 1996 of 2.4 million tons averaging 6.07 grams of gold per ton (or a total of 468,400 ounces of gold).  As to this area, the Company will be able to extend the deadline for earning a 60% interest by the completion of a bankable feasibility study from May 15, 2007 to May 15, 2010 by paying the following amounts to Moneta (or issuing Acrex shares of equivalent value):

May 15, 2007

$50,000

May 15, 2008

$150,000

May 15, 2009

$250,000

2.

With respect to the balance of the Property, Acrex can now complete the earning of a 50% interest by spending a total of $1,000,000 on the Property (including the approximately $400,000 already spent) by May 15, 2004.  Acrex can increase its interest in the balance of the Property to 70% by giving Moneta a notice (which will create a firm obligation) that Acrex may spend an aggregate total of $2,750,000 on the Property by May 15, 2007.

An original provision in the Agreement whereby Acrex could, after having spent $1,000,000 on the Property, elect not to proceed and to instead take a 1% NSR in the Property has been deleted.  If Acrex does not spend the aggregate total of $2,750,000 on the Property it will lose the right to acquire any interests in the area containing the South and Southwest Zones.

The Agreement is subject to acceptance for filing by the Exchange.

Investor Relations -

Tel    604-675-7640

e-mail:  info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.